U.S. SECURITIES & EXCHANGE COMMISSION



Washington, D. C.  20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934



Continental Information Systems Corporation

(Name of Issuer)



Common Stock

(Title of Class Securities)



211497102

(CSUIP Number)



Frederick J. Jaindl

Jaindl Farms

Atten. Mark W. Jaindl

3150 Coffeetown Road,  Orefield, PA 18069

(610) 395-3333



(Name, Address and Telephone Number

of Person Authorized to Receive

Notices and Communications)



August 5, 1997

(Date of Event which Requires Filing

of this Statement)



If the filing person has previously filed a statement on
Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
 13d -1(b) (3) or (4) ,  check the following box (  ).



Check the following box if a  fee is being  paid with this
statement (   ).  (A fee is not required  only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less of less than five percent of such class. See Rule 13d-7.)



The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





Cusip No. 211497102

	1)	Names of Persons S.S. or I.R.S.  Identification Nos. of
Above Persons:

		Frederick John Jaindl - SSN ###-##-####

_________________________________________________________________
____________



	2)	Check the Appropriate Box  if a Member of a Group

		(See Instruction): __________

		(a)_______

		(b)     X

_________________________________________________________________
____________



	3)	SEC Use Only________________________________________________

_________________________________________________________________
____________



	4)	Source of Funds  (See Instructions):    00

_________________________________________________________________
____________



	5)	Check if Disclosure of Legal  Proceedings is Required

		Pursuant to items 2 (d) or (e):  N/A

_________________________________________________________________
____________



	6)	Citizenship or Place of Organization:    U.S.

_________________________________________________________________
____________

Number of  	7)  Sole Voting Power:    419,934

Share Bene-
________________________________________________________________

ficially

Owned by 	8)  Shared Voting Power    N/ A

Each
Report-	_________________________________________________________
_______

ing Person	9)  Sole Dispositive Power:  419,934

With_____________________________________________________________
___________



	10)	Shared Dispositive Power     N/A
_________________________________________________________________
___________



	11)	Aggregate Amount Beneficially Owned by Each Reporting

		Person: 419,934 shares

_________________________________________________________________
___________



	12)	Check if the Aggregate Amount in Row (11) Excludes

		Certain Shares (See Instructions)    N/A

_________________________________________________________________
____________



	13)	Percent of Class Represented by Amount in Row (11)

		     5.99%

_________________________________________________________________
____________



	14)	Type of Reporting Person (See Instructions):  IN

_________________________________________________________________
____________



Item 1.	     Security  and Issuer.



	This Schedule 13D filing relates to the common stock, $.01 par value, of Continental Information Systems Corporation, having its principal business offices at One Northern Concourse, P.O.
Box 4785, Syracuse, NY  13221-4785 (the "Company")



Item 2 .     Identity and Background



           (a)  This statement  is being filed by Frederick J.
Jaindl.



	(b) His principal business address is Jaindl Farms, 3150 Coffeetown Road, Orefield, PA 18069.



	(c) Mr. Jaindl's present principal occupation is as the sole proprietor of Jaindl Farms and the principal shareholder and chief executive officer of Jaindl's Inc. Both of these businesses have their principal offices at 3150 Coffeetown Road,
 Orefield, PA 18069.



	(d)	None.



	(e)	None.



	(f)	Mr. Jaindl is a U.S. citizen



Item 3.      Source and Amount of Funds or Other Consideration.



	Mr. Jaindl has business interests ranging from turkey farming to real estate development. In the regular course of these businesses, he borrows funds from various lenders to finance their daily operations. Since most of these businesses are structured as sole proprietorships and corporations controlled by Mr. Jaindl, he typically reinvests back into his operations most of the net profits generated by these entities or by any personal investments he routinely makes. From time to time he recovers the equity invested in his businesses either by taking distributions from current profits or by financing assets held by one of his business entities, thereby allowing him to realize a portion of the equity accumulated in those assets without having to sell them. The personal funds he has used and may use in the future to purchase shares of common stock of the Company have been generated from the equity and profits he accumulates in his various businesses as described above.



Mr. Jaindl has in the past borrowed funds to purchase investments or to finance his other business interest's. Mr. Jaindl may in the future borrow funds to purchase additional shares of the Company's common stock or to finance his other business interests, which loans may be secured by pledges of the Company's common stock.









-3-



Item 4.  Purpose of Transaction.



	Mr. Jaindl has purchased these shares for investment purposes and has no current plans which would result in any actions enumerated in the Schedule 13d instructions for this Item 4.
However, Mr. Jaindl may acquire additional shares of the Company common stock if attractive investment opportunities become available in the future.



Item 5.  Interest in Securities of the Issuer.



	(a) Mr. Jaindl owns 419,934 shares of common stock of the Company. These shares constitute 5.99% of the 7,014,040 shares of Company common stock outstanding as of March 31, 1997.



	(b) Mr. Jaindl has the sole voting and dispositive power of the 419,934 shares of common stock he holds.



	(c) The following transactions were effected by or on behalf of Mr. Jaindl during the past sixty days:



	Date Purchased		No. of Shares		     Price		Transaction



	06/30/97	 		 40,350		      $2.25		Open Market

	07/02/97	 		   4,217		      $2.25		Open Market

	07/07/97	 		   1,204		      $2.31		Open Market

	07/14/97	 		   5,000		      $2.50		Open Market

	07/15/97	 		   2,000		      $2.44		Open Market

	07/18/97	 		   3,000		      $2.44		Open Market

	07/25/97	 		 12,600		      $2.19		Open Market

	07/28/97	 		   5,500		      $2.25		Open Market

	07/29/97	 		   3,700		      $2.31		Open Market

	07/31/97	 		   1,100		      $2.31		Open Market

	08/05/97	 		 85,000		      $2.35		Open Market





	(d)  Not applicable



	(e)  Not applicable



Item 6.	  Contracts,  Arrangements,  Understandings or
Relationships With

             Respect to Securities of the Issuer.



              Not applicable.











	After reasonable inquiry and to the best of my knowledge and belief,

	I certify that the information set forth in this statement is true, complete

	and correct.



August 6, 1997





________________________________________

Signature



Mark W. Jaindl

Jaindl Farms